October 8, 2026
Board of Trustees
ETF Opportunities Trust
8370 Stony Point Parkway, Suite 205
Richmond, VA 23235
RE: ETF Opportunities Trust (the “Trust”) – Fee Waiver for the TDAQ Lift ETF (the “Fund”)
Dear Trustees:
The Fund’s annual advisory fee under the Investment Advisory Agreement dated December 19, 2023, as amended June 23, 2026, between the Trust, on behalf of the Fund, and Tapp Finance, Inc. (the “Adviser”), is 0.98% of the Fund’s average daily net assets, calculated daily and payable monthly (the “Advisory Fee”). This letter confirms the agreement of the Adviser with the Trust to waive 0.62% of the Advisory Fee, such that the net annual Advisory Fee paid to the Adviser by the Fund is 0.36% of the average daily net assets of the Fund. Any fees waived by the Adviser pursuant to this letter may not be recouped by the Adviser.

The Trust and the Adviser agree that the foregoing fee waiver for the Fund is effective from October 12, 2026, through April 30, 2028. This waiver may only be terminated by the Fund’s Board of Trustees (and not by the Adviser} prior to such date.

Your signature below acknowledges acceptance of this letter agreement:

Tapp Finance, Inc.

By: /s/ Sailesh Katara
Name: Sailesh Katara
Title: Chief Executive Officer

ETF Opportunities Trust

By: /s/ David A. Bogaert
Name: David A. Bogaert
Title: President